Exhibit 1

IDENTITY OF MEMBERS OF GROUP

Michael J. Saylor is the holder of options exercisable within 60 days after December 31, 2004 to purchase 153,800 shares of Class A Common Stock of MicroStrategy Incorporated (“Class A Common Stock”); and Alcantara LLC, a Delaware limited liability company, is the holder of 882 shares of Class A Common Stock and 2,849,700 shares of Class B Common Stock of MicroStrategy Incorporated (“Class B Common Stock”). Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis. Mr. Saylor is the sole member of Alcantara LLC. Accordingly, Mr. Saylor is the beneficial owner of the foregoing shares of Class A Common Stock and Class B Common Stock held by Alcantara LLC.

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